UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________________________
Form 15
_______________________________
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 333-195129

NEW SOURCE ENERGY PARTNERS L.P.
(Exact name of registrant as specified in its charter)

914 North Broadway, Suite 230
Oklahoma City, OK 73102
(405) 272-3028
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Units Representing Limited Partner Interests
11.00% Series A Cumulative Convertible Preferred Units
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Units Representing Limited Partner Interests	95
11.00% Series A Cumulative Convertible Preferred Units	1

Pursuant to the requirements of the Securities Exchange Act of 1934 New Source Energy Partners L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	February 4, 2016	NEW SOURCE ENERGY PARTNERS L.P.

		By:	New Source Energy GP, LLC, its general partner

/s/ Kristian B. Kos
		By:	Kristian B. Kos
		Title:	Chairman and Chief Executive Officer